UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 5)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

WEBMD HEALTH CORP.
(Name of Subject Company)

WEBMD HEALTH CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

94770V 10 2
(CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq.
Executive Vice President, Co-General Counsel and Secretary
WebMD Health Corp.
395 Hudson Street
New York, New York 10014
(212) 624-3700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Creighton O’M. Condon, Esq.
Scott Petepiece, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements Item 4, Item 8 and Annex III of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by WebMD Health Corp. (the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2017 (together with any amendments and supplements thereto, including this Amendment No. 5, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Diagnosis Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $66.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed with the SEC on August 7, 2017 by Parent, Purchaser and KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and Purchaser. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 5 is being filed to reflect certain updates as indicated below.

Item 4.	The Solicitation or Recommendation

The information set forth under “Item 4. The Solicitation or Recommendation—Background of the Merger; Reasons for Recommendation” under the subheading “Background of the Merger” is hereby amended and supplemented by replacing the eighteenth paragraph in its entirety with the following:

“On May 10, 2017 and May 11, 2017, the Company received preliminary non-binding indications of interest from ten parties (one strategic bidder and nine financial sponsor bidders, including KKR) with respect to an acquisition of the Company. These proposals ranged from a per share price of $65.00 at the high end to $46.50 at the low end.  Other financial parties (such as a private equity fund referred to herein as “Sponsor C”) decided not to submit a non-binding indication of interest during the first round of the process, but indicated that they would be interested in being paired with other bidders as potential equity partners. Specifically, KKR, Sponsor A, Sponsor B, Sponsor D (as defined below), Sponsor E (as defined below) and Strategic Party A (as defined below) submitted the following proposals for an acquisition of all shares of common stock of the Company:

–	A proposal from Strategic Party A at a per share price of $65.00;

–	A proposal from Sponsor D at a per share price of $60.00 to $64.00;

–	A proposal from Sponsor B at a per share price of $61.00 to $63.00;

–	A proposal from KKR at a per share price of $60.00 to $62.00;

–	A proposal from Sponsor A at a per share price of $58.00 to $62.00; and

–	A proposal from Sponsor E at a per share price of $58.00 to $60.00.”

The information set forth under “Item 4. The Solicitation or Recommendation—Background of the Merger; Reasons for Recommendation” under the subheading “Background of the Merger” is hereby amended and supplemented by replacing the third sentence of the sixty-eighth paragraph (which begins on page 19) with the following:

“Dr. Zatz then recused himself from the meeting, and both he and Mr. DeSimone were not present for and did not participate in the balance of the meeting in light of the possibility that Dr. Zatz and Mr. DeSimone could continue with the Company, Purchaser, or Parent after the closing of a potential transaction.”

The information set forth under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion” under the subheading “Public Trading Multiples” is hereby amended and supplemented by inserting the following after the second paragraph after the list of selected publicly traded companies:

“The low, high, median and mean 2017E FV/EBITDA multiples of the selected companies were 9.9x, 25.3x, 14.6x and 15.5x, respectively. The low, high, median and mean 2018E FV/EBITDA multiples of the selected companies were 9.1x, 21.0x, 13.2x and 13.3x, respectively.”

The information set forth under “Item 4. The Solicitation or Recommendation—Financial Analysis and Opinion” under the subheading “Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the second paragraph in its entirety with the following:

“J.P. Morgan calculated the present value of unlevered free cash flows that WebMD is expected to generate: (i) during the remainder of 2017 (applying a valuation date as of June 30, 2017) by calculating unlevered free cash flows for the remainder of 2017 by subtracting actual unlevered free cash flows as of the first half of 2017 from the applicable 2017E unlevered free cash flow based upon Management Forecasts, (ii) for calendar years 2018 through 2021 based upon Management Forecasts and (iii) for calendar years 2022 through 2026 based upon extrapolations of the Management Forecasts that were prepared by J.P. Morgan, which calculations were based on assumptions reflecting input from and discussions with WebMD management, and, with the consent of WebMD, were used by J.P. Morgan in connection with its financial analyses and in rendering its fairness opinion.  J.P. Morgan also calculated a range of terminal values for WebMD at December 31, 2026 by applying, based upon J.P. Morgan’s judgment and experience (including its view on the future long-term trends in relevant industries), a range of perpetual growth rates from 2.0% to 3.0% for unlevered free cash flow of WebMD during the terminal period of the projections, with corresponding implied multiples of WebMD’s terminal value (including net operating losses) as a multiple of estimated EBITDA (excluding stock-based compensation expenses) for fiscal year 2026 based on the relevant extrapolations of the Management Forecasts described below in “Item 4. The Solicitation or Recommendation—Company Management Forecasts” ranging from 7.1x to 11.1x.  The range of terminal values were then discounted to present values using a discount rate range of 8.0% to 10.0%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of WebMD based on J.P. Morgan’s judgment and experience. J.P. Morgan also included the value of additional tax savings from the usage of net operating losses and research and development credit carry forwards of WebMD for the period covered by the Management Forecasts, which, when discounted to present values using the same discount range of 8.0% to 10.0%, yielded values ranging from $154 million to $157 million.  The present value was then divided by the number of fully diluted Shares outstanding as of June 30, 2017 to arrive at the following reference range of implied fully diluted equity values per Share, as compared to the Offer Price of $66.50 per Share.”

The information set forth under “Item 4. The Solicitation or Recommendation—Financial Analysis and Opinion” under the subheading “Miscellaneous” is hereby amended and supplemented by replacing the seventh sentence of the fourth paragraph with the following:

“During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with affiliates of Parent and with portfolio companies of KKR that are unrelated to the Offer and Merger, for which J.P. Morgan and such affiliates have received customary compensation, which is included in the aforementioned $87.9 million of fees.”

The information set forth under “Item 4. The Solicitation or Recommendation—Financial Analysis and Opinion” under the subheading “Miscellaneous” is hereby amended and supplemented by replacing the ninth sentence of the fourth paragraph with the following:

“In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of affiliates of Parent and such portfolio companies, for which it receives customary compensation or other financial benefits, which is also included in the aforementioned $87.9 million of fees.”

The information set forth under “Item 4. The Solicitation or Recommendation—Company Management Forecasts” is hereby amended and supplemented by replacing the fifth sentence of footnote one to the summary of forecasts table on page 31 with the following:

“Please see the “Explanation of Non-GAAP Financial Measures and Reconciliations to GAAP Financial Measures” filed as Annex III to this Schedule 14D-9 for an explanatory description of Adjusted EBITDA, a reconciliation of net income for the years 2017 through 2021 to Adjusted EBITDA and additional background information regarding the Company’s use of Adjusted EBITDA.”

The information set forth under “Item 4. The Solicitation or Recommendation—Company Management Forecasts” is hereby amended and supplemented by replacing the fourth sentence of footnote two to the summary of forecasts table on page 31 with the following:

“Please see the ‘‘Explanation of Non-GAAP Financial Measures and Reconciliations to GAAP Financial Measures’’ filed as Annex III to this Schedule 14D-9 for an explanatory description of Unlevered Free Cash Flow, a reconciliation of net income for the years 2017 through 2021 to Unlevered Free Cash Flow and additional background information.”

The information set forth under “Item 4. The Solicitation or Recommendation—Company Management Forecasts” is hereby amended and supplemented by adding the following at the end of the section:

“In addition, in connection with J.P. Morgan’s financial analysis described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor” of this Schedule 14D-9, J.P. Morgan calculated the Unlevered Free Cash Flows of WebMD for calendar years 2022 through 2026 based upon extrapolations of the Management Forecasts, which calculations were based on assumptions reflecting input from and discussions with WebMD management, and, with the consent of WebMD,  were used by J.P. Morgan in connection with its financial analyses and in rendering its fairness opinion.  The following is a summary of the extrapolated Unlevered Free Cash Flow for such periods:

($ in millions)	2022E	2023E	2024E	2025E	2026E
Unlevered Free Cash Flow(1)	$166	$177	$186	$194	$199

(1)
Unlevered Free Cash Flow is a non-GAAP measure. Unlevered Free Cash Flow does not represent funds available for the Company’s discretionary use and should not be considered as an alternative to operating income or net income, as a measure of operating performance or cash flow, or as a measure of liquidity. Please see the “Explanation of Non-GAAP Financial Measures and Reconciliations to GAAP Financial Measures” filed as Annex III to this 14D-9 for an explanatory description of Unlevered Free Cash Flow, a reconciliation of net income for the year 2017 through 2021 to Unlevered Free Cash Flow and additional background information. Annex III is incorporated in this section by reference.”

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information—Certain Litigation” is hereby amended and restated in its entirety as follows:

“Certain Litigation

On August 9, 2017, Jeffrey Rubin filed a purported stockholder class action lawsuit concerning the Transactions against the Company and the directors of the Company in the U.S. District Court for the Southern District of New York.  In the case, captioned Jeffrey Rubin v. WebMD Health Corp., et al., Case No. 1:17-cv-06019, Jeffrey Rubin alleges that this Schedule 14D-9 omits or misrepresents material information, including, among other things, with respect to certain financial data and analyses underlying J.P. Morgan’s opinion and purported conflicts of interest on the part of the Company’s “insiders” and J.P. Morgan.  Jeffrey Rubin asserts claims under the federal securities laws and seeks, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close.

On August 11, 2017, Robert Berg filed a substantially similar putative stockholder class action lawsuit against the Company, the directors of the Company, Parent and Purchaser, also in the U.S. District Court for the Southern District of New York.  The case is captioned Robert Berg v. WebMD Health Corp., et al., Case No. 1:17-cv-06064.  Robert Berg alleges that this Schedule 14D-9 omits or misrepresents material information, including, among other things, with respect to certain financial data and analyses underlying J.P. Morgan’s opinion and purported conflicts of interest on the part of the Company’s “insiders” and J.P. Morgan.  Robert Berg asserts claims under the federal securities laws and seeks, among other things, to enjoin the Transactions, or, in the alternative, rescission (or rescissory damages) if the Transactions close.

On August 14, 2017, Morris Akerman filed a putative stockholder class action lawsuit against the Company, the directors of the Company, Parent and Purchaser, also in the U.S. District Court for the Southern District of New York, substantively similar to the Rubin and Berg actions.  The case is captioned Morris Akerman v. WebMD Health Corp., et al., Case No. 1:17-cv-06132.  Morris Akerman alleges that this Schedule 14D-9 omits or misrepresents material information, including, among other things, with respect to certain financial data and analyses underlying J.P. Morgan’s opinion and purported conflicts of interest on the part of the Company’s “insiders” and J.P. Morgan.  Morris Akerman asserts claims under the federal securities laws and seeks, among other things, to enjoin the Transactions, or, in the alternative, rescission (or rescissory damages) if the Transactions close.

The Company, Parent and Purchaser have reached agreement with plaintiffs in each of the lawsuits to dismiss with prejudice the individual claims asserted by the plaintiffs and to dismiss without prejudice the claims purportedly asserted on behalf of a putative class of stockholders (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, the plaintiff in each lawsuit will file a stipulation of dismissal within five (5) business days of the expiration of the Offer.”

Annex III	Explanation of Non-GAAP Financial Measures and Reconciliations to GAAP Financial Measures

The information set forth in Annex III of the Schedule 14D-9 under the section heading “Adjusted EBITDA” is hereby amended and supplemented by replacing the paragraph and table following the last bullet point with the following:

“A reconciliation of the forecasted Adjusted EBITDA for 2017 through 2021 to the forecasted net income for 2017 through 2021, the most comparable GAAP financial measure, each as set forth in the Management Forecasts, is presented in the following table:

($ in millions)	2017	2018	2019	2020	2021
Net Income	$96.7	$102.1	$115.4	$133.0	$154.8

Interest, taxes non-cash and other items
Interest expense, net(1)	21.0
Income tax provision(2)	61.8	65.3	73.8	85.0	98.9
Depreciation and amortization(3)	30.2	35.0	34.5	32.1	28.8
Non-cash stock-based compensation(4)	33.7	35.5	35.5	35.5	35.5
Transaction expense(5)	2.8
Other income(5)	(1.0)
Earnings before interest, taxes, non-cash and other items (“Adjusted EBITDA”)	$245.2	$237.9	$259.2	$285.6	$318.0

(1)	No attempt was made to forecast interest expense in future periods due to uncertainty of capital structure.

(2)	Income tax provision was forecasted at an effective rate of 39% and assumes WebMD’s Net Operating Losses are not used to reduce income taxes otherwise payable.

(3)
Depreciation and amortization was forecasted based on projected capital expenditures; no consideration was given to potentially identifiable intangible assets as part of the pending transaction with KKR.

(4)	Stock-based compensation was assumed to remain consistent at $35.5 million per year in future periods.

(5)	Transaction expense and other income represent actual expenses incurred during the six months ended June 30, 2017 and no attempt was made to forecast such items in future periods.”

The information set forth in Annex III of the Schedule 14D-9 under the section heading “Unlevered Free Cash Flow” is hereby amended and restated in its entirety as follows:

“Unlevered Free Cash Flow is a non-GAAP measure disclosed in the Management Forecasts. Unlevered Free Cash Flow does not represent funds available for the Company’s discretionary use and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The Management Forecasts for Unlevered Free Cash Flow were prepared by J.P. Morgan from data provided by the Company for the purposes of evaluating the Transactions and other potential strategic transactions.

A reconciliation of forecasted Unlevered Free Cash Flow for 2017 through 2021 to forecasted net income for 2017 through 2021, the most comparable GAAP financial measure, each as set forth in the Management Forecasts, is presented in the following table:

($ in millions)	2017	2018	2019	2020	2021
Net Income	$96.7	$102.1	$115.4	$133.0	$154.8

Adjustments to Unlevered Free Cash Flow
Plus: Interest expense, net of tax(1)	12.8
Plus: Depreciation and amortization(2)	30.2	35.0	34.5	32.1	28.8
Less: Forecasted capital expenditures(3)	(30.0)	(23.0)	(22.0)	(22.0)	(22.0)
Less: Forecasted increase in working capital(4)	(18.0)	(3.8)	(5.6)	(6.1)	(6.8)
Unlevered Free Cash Flow	$91.7	$110.3	$122.3	$137.0	$154.8

(1)	No attempt was made to forecast interest expense in future periods due to uncertainty of capital structure.

(2)
Depreciation and amortization was forecasted based on projected capital expenditures; no consideration was given to potentially identifiable intangible assets as part of the pending transaction with KKR.

(3)	Capital expenditures in future periods were based on historical averages, excluding leasehold improvements for corporate headquarters which are non-recurring in nature.

(4)	Increase in working capital was based on historical increase trends in working capital changes for major balance sheet line items such as accounts receivable and deferred revenue.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2017	WEBMD HEALTH CORP.

	By:	/s/ Douglas W. Wamsley
	Name:	Douglas W. Wamsley
	Title:	Executive Vice President, Co-General Counsel and Secretary